VIA EDGAR
March 10, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention:	Kathleen Collins, Accounting Branch Chief Patrick Gilmore, Division of Corporation Finance
Re:	Activant Solutions Inc. Form 10-K for the Fiscal Year Ended September 30, 2008 Filed December 19, 2008 File No. 333-49389
Ladies and Gentlemen:
Set forth below are the responses of Activant Solutions Inc. to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 26, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2008. For your convenience, the comments provided by the Staff have been included before our response in the order presented in the Comment Letter. Unless the context otherwise requires, references in this letter to “we,” “our,” “us,” and the “Company” refer to Activant Solutions Inc. and its consolidated subsidiaries.
As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.
If you have any questions or if you wish to discuss our responses to the Comment Letter, please call me at (925) 606-2180, Randy Imhoff, Vice President and Corporate Controller, at (512) 278-5340, or Timothy Taich, Vice President and General Counsel, at (925) 606-2825.
Very truly yours,

/s/ Kathleen M. Crusco
Kathleen M. Crusco
Senior Vice President and Chief Financial Officer

Securities and Exchange Commission	Page 2 of 4
March 10, 2009
Consolidated Statements of Operations and Comprehensive Income (Loss), page 44
1.	We note your cost of revenues line item includes a parenthetical note that it excludes depreciation and amortization. However, your separate depreciation and amortization line item also includes depreciation and other intangible asset amortization not related to cost of revenues. Tell us how you considered including amortization of technology based intangible assets and capitalized software costs in cost of revenue or alternatively, including a parenthetical note that quantifies the amount of amortization related to these intangibles that were not included in cost of revenues. Refer to FASB Staff Implementation Guide, SFAS 86, Question 17.
RESPONSE:
As a registrant with no publicly traded equity securities, we believe our investors prefer to analyze our business performance using consolidated financial statements, which exclude certain non-cash expenses such as depreciation and amortization. Consequently, we exclude all depreciation and amortization, including amortization of technology based intangible assets and capitalized software costs, from cost of revenues and include all such depreciation and amortization as a separate line item in operating expenses. By doing so, we believe it allows the readers of our consolidated financial statements to readily cross reference total depreciation and amortization to (1) the reconciliation of cash flows from operating activities in the Consolidated Statement of Cash Flows and (2) the reconciliation of net income to Adjusted EBITDA in our Covenant Compliance discussion in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. In response to the Staff’s comment, however, in future Form 10-K filings, we will expand the parenthetical disclosure on the cost of revenues line item on the face of the Consolidated Statement of Operations and Comprehensive Income (Loss) to read “(exclusive of depreciation and amortization of $___ million, $___ million, and $___ million for the years ended September 30, ____, ____ and ____, respectively, included in amounts shown separately below)” and will make similar revisions to our interim financial statements included in our interim filings, beginning with our Form 10-Q for the quarterly period ending March 31, 2009, in accordance with FASB Staff Implementation Guide, SFAS 86, Question 17.
2.	We note your tabular presentation of stock-based compensation in footnote (1) in your Consolidated Statements of Income. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement. Tell us how you intend to comply with the guidance in SAB 107.
RESPONSE:
In response to the Staff’s comment and in accordance with SAB 107, we will move the tabular presentation of stock-based compensation from footnote (1) in our Consolidated Statement of Operations and Comprehensive Income (Loss) to a footnote in our Notes to the Consolidated Financial Statements and will make reference to such footnote on the appropriate line items in the Consolidated Statements of Operations and Comprehensive Income (Loss). This change will be applied prospectively, starting with our Form 10-Q for the quarterly period ending March 31, 2009.
Note 1, Summary of Significant Accounting Policies
Inventories, page 48
3.	We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 103 that inventory is recorded net of inventory reserves. Please tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5 (BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. In your response, tell us if the Company has obsolete inventory still on hand and whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.
RESPONSE:
We hereby confirm that inventories are valued at the lower of cost or estimated fair market value. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. We record write downs for excess and obsolete inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future product life-cycles, product demand and market conditions. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In response to the Staff’s comment and in accordance with ARB 43 and SAB Topic 5 (BB), we will revise our prospective interim and annual filings, beginning with our Form 10-Q for the quarterly period ending March 31, 2009, to state that inventories for all periods presented are at the lower of cost or estimated fair market value and not net of a reserve. Our historical business practice has generally been to not immediately physically dispose of obsolete inventory. Please note that as of December 31, 2008, we held approximately $1.1 million (original cost basis) of obsolete inventory (new cost basis of zero). Please also note that historically we have experienced little or no subsequent sales of obsolete inventory and we have not realized material proceeds on any otherwise destroyed or disposed of obsolete inventory that resulted in higher gross margins as a consequence of prior write-downs.

Securities and Exchange Commission	Page 3 of 4
March 10, 2009
Revenue Recognition, page 49
4.	We note in your disclosure that you have established vendor specific objective evidence (VSOE) of fair value for maintenance and support services. Please tell us the terms of your maintenance and support agreements and explain the methodology used to determine VSOE of fair value of maintenance and support services in your multiple element arrangements. In your response, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value for your maintenance and support services taking into account the different plan options you offer your customers as noted on page 5. For instance, does the price charged for the maintenance and support services vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of maintenance and support services. In this regard, for agreements where stated future renewal rates are not included, tell us the percentage range allowed for your pricing of maintenance and support services that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2. Additionally, for agreements with stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.
RESPONSE:
Our current maintenance and support services, as made available to all customers that are currently active on maintenance and support services, generally include all of the following: unspecified software upgrades (if and when available); web-based, email, and/or phone support; and access to our support knowledge base, each as may be applicable based on the particular software. Initial and renewal maintenance and support services terms range from monthly to annual primarily depending on the related product line.
It is not the Company’s current policy to state a contractual future renewal rate within our agreements. Instead, the standard terms of our agreements indicate that future maintenance and support services will be charged at our then-current rates. We have established VSOE of fair value of our maintenance and support services through independent maintenance renewals not sold in connection with a product or software license. By consistently selling maintenance and support services separately at similar renewal rates, the Company has established VSOE of fair value of maintenance and support services in accordance with paragraphs 10 and 57 of SOP 97-2. Additionally, for maintenance and support services priced as a percentage of the license fee we also follow the guidance in AICPA Technical Practice Aid 5100.55.
Prices for maintenance and support services can and do vary from customer to customer. Factors such as standardized service levels (i.e., Silver, Gold, Platinum), customer class, number of users, and product line affect the price charged and are therefore considered in establishing VSOE of fair value for that element.
We believe that we have established VSOE of fair value when, through analysis of independent renewals of maintenance and support services, we have demonstrated that a substantial majority of such renewals are priced at or approximately at the appropriate renewal rate. For purposes of evaluating and monitoring maintenance and support renewals, the term “substantial majority” means 80% or greater.
Further, for assessing individual transactions for compliance with the established VSOE of fair value rates, we consider maintenance and support renewal rates within a relatively narrow range of plus or minus 15% of the established VSOE of fair value rate to be compliant.
In situations where we have not established VSOE of fair value for maintenance and support services, all revenue from the arrangement is deferred until sufficient evidence exists, or until all elements of that arrangement have been delivered.
Item 9A — Controls and Procedures
Management’s Evaluation of Disclosure Controls and Procedures, page 75
5.	We note management’s conclusion that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule also requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your evaluation of disclosure controls and procedures section of your periodic reports.
RESPONSE:
We hereby confirm that our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e) of the Exchange Act. In accordance with this rule, we will revise our disclosure in prospective interim (Item 4 under Part I of Form 10-Q) and annual filings (Item 9A of Form 10-K), beginning with our Form 10-Q for the quarterly period ending March 31, 2009, to read as follows (marked to show changes from the disclosure in our Form 10-Q for the quarterly period ended December 31, 2008):

Securities and Exchange Commission	Page 4 of 4
March 10, 2009
“The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This term refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC in its rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our Chief Executive Officer and ~~our~~ Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q. Based on this evaluation, our Chief Executive Officer and ~~our~~ Chief Financial Officer, have concluded that our disclosure controls and procedures ~~are~~ were effective ~~to ensure~~ as of [Month Date, 20___] to provide reasonable assurance that information ~~we are~~ required to ~~disclose in~~ be disclosed by us in the reports that we file or submit under the Exchange Act ~~(i)~~ is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and ~~(ii)~~ is accumulated and communicated to our management, including our Chief Executive Officer and ~~our~~ Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”
Exhibits 31.1 and 31.2
Certifications
6.	We note here and in your subsequent Form 10-Q for the quarterly period ended December 31, 2008 that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications.
RESPONSE:
We hereby confirm that for all prospective interim and annual filings, beginning with our Form 10-Q for the quarterly period ending March 31, 2009, each of the certifications required by Exchange Act Rule 13a-14(a) will include the language provided exactly as stated in Item 601(B)(31) of Regulation S-K and, as noted in the Staff’s comment, will not include the title of the office held by the signatory in the first line of the certifications.